UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: March 22, 2006

Commission File Number 333-112764

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

(Translation of registrant’s name into English)

123, Avenue de X Septembre, L-2551 Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒        Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7) :    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐        No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Form 6-K

Item		Page

Item 1.	Press Release Announcing Stratus Technologies’ Pricing Terms and Change to First Payment Date in Connection With The Tender Offer and Consent Solicitation of Its 10.375% Senior Notes Due 2008	3

Item 2.	Press Release Announcing Stratus Technologies’ Early Results in Connection with Its Tender Offer and Consent Solicitation For Its 10.375% Senior Notes Due 2008	4

Signatures		5

Item 1.	Press Release Announcing Stratus Technologies’ Pricing Terms and Change to First Payment Date in Connection With The Tender Offer and Consent Solicitation of Its 10.375% Senior Notes Due 2008

STRATUS TECHNOLOGIES ANNOUNCES PRICING TERMS AND CHANGE TO FIRST PAYMENT DATE IN CONNECTION WITH THE TENDER OFFER AND CONSENT SOLICITATION OF ITS

10.375% SENIOR NOTES DUE 2008

MAYNARD, Mass., March 17, 2006 – Stratus Technologies, Inc. (the “Company”) today announced the pricing terms relating to the previously announced tender offer and consent solicitation (the “Offer”) for its 10.375% Senior Notes due 2008 (the “Notes”) (CUSIP No. 86317QAB5) and a change to the date on which the first payment will likely be made to holders of Notes validly tendered and not validly withdrawn prior to the Consent Time (as defined below).

Subject to the conditions of the Offer and acceptance of Notes for purchase by the Company, holders who validly tender and do not validly withdraw Notes prior to 5:00 p.m., New York City time, on March 21, 2006 (such date and time, the “Consent Time”), will receive a total purchase price for each $1,000 principal amount of Notes equating to a yield to the first redemption date of 5.304% (the “Tender Offer Yield”). Assuming a payment date for such Notes of March 28, 2006, the total purchase price, which includes a consent payment of $30.00 per $1,000 principal amount of Notes (the “Consent Payment”), will be $1,083.12. Holders of such Notes also will receive accrued and unpaid interest on these Notes to but excluding the first payment date in connection with the Offer. The Tender Offer Yield was determined by reference to a fixed spread of 50 basis points over the yield of the 2.875% U.S. Treasury Notes due November 30, 2006, which was calculated at 2:00 p.m., New York City time, on March 17, 2006.

The Company announced that the first payment date has been changed with respect to Notes that are validly tendered and not validly withdrawn prior to the Consent Time. Rather than receiving the total purchase price on the first business day after the date on which the Consent Time occurs, or promptly thereafter, holders of Notes instead will receive the total purchase price promptly following acceptance of the Notes for purchase by the Company and receipt by the Company of funds as described in the financing condition below, which is expected to be on or about March 28, 2006.

Subject to the conditions of the Offer and acceptance of Notes for purchase by the Company, holders who validly tender and do not validly withdraw Notes after the Consent Time but on or prior to 5:00 p.m., New York City time, on April 5, 2006 (the “Expiration Time”) will receive a purchase price for each $1,000 principal amount of Notes equivalent to the total purchase price minus the Consent Payment, or $1,053.12 (assuming a first payment date of March 28, 2006). Holders of such Notes also will receive accrued and unpaid interest on these Notes to but excluding the final payment date in connection with the Offer, which is expected to be on or about April 6, 2006.

This press release constitutes the announcement of the pricing terms of the tender offer and consent solicitation as described in the Offer.

The Notes are being tendered pursuant to the Offer to Purchase for Cash and Solicitation of Consents dated March 8, 2006, and the related Letter of Transmittal and related materials, which more fully set forth the terms and conditions of the cash tender offer to purchase any and all of the outstanding principal amount of the Notes as well as the consent solicitation to eliminate substantially all of the restrictive covenants, certain conditions to defeasance, certain events of default and certain other provisions contained in the indenture governing the Notes. Copies of these documents may be obtained from D.F. King & Co., Inc., the information agent and tender agent for the tender offer and consent solicitation, at (800) 290-6426 (US toll free) and (212) 269-5550 (collect). This press release supersedes the terms of these documents to the extent the terms contained herein are inconsistent with the terms contained therein.

The tender offer and consent solicitation are subject to, among other things, the satisfaction of certain conditions including: (1) receipt of consents from holders of a majority in aggregate principal amount of the outstanding Notes and the execution of a supplement to the indenture, (2) the receipt by the Company of funds sufficient to pay the consideration, costs and expenses for the tender offer and consent solicitation from the incurrence of new indebtedness on terms and conditions satisfactory to the Company and (3) certain other customary conditions.

The Company has engaged Goldman, Sachs & Co. to act as the exclusive dealer manager in connection with the tender offer and consent solicitation. Questions regarding the tender offer or consent solicitation may be directed to Goldman, Sachs & Co., Credit Liability Management Group, at (800) 828-3182 (US toll-free) and (212) 357-7867 (collect).

This press release is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any securities. The tender offer and consent solicitation are being made solely pursuant to: (1) the Offer to Purchase for Cash and Solicitation of Consents, dated March 8, 2006, and (2) the related Letter of Transmittal and related materials.

About Stratus Technologies

Stratus Technologies is a global solutions provider focused exclusively on helping its customers achieve and sustain the availability of information systems that support their critical business processes. Based upon its 25 years of expertise in server and services technology for continuous availability, the Company is a trusted solutions provider to customers in telecommunications, financial services, banking, manufacturing, life sciences, public safety, transportation & logistics, and other industries.

Forward-Looking Statements: This press release may contain forward-looking statements. You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements.

# # #

Item 2.	Press Release Announcing Stratus Technologies’ Early Results in Connection with Its Tender Offer and Consent Solicitation for Its 10.375% Senior Notes Due 2008

STRATUS TECHNOLOGIES ANNOUNCES EARLY RESULTS IN CONNECTION WITH ITS TENDER OFFER AND CONSENT SOLICITATION FOR ITS 10.375% SENIOR NOTES DUE 2008

MAYNARD, Mass., March 21, 2006 – Stratus Technologies, Inc. (the “Company”) announced today that as of 5:00 p.m., New York City time, on March 21, 2006 (the “Consent Time”), which was the deadline for holders to tender their 10.375% Senior Notes due 2008 (the “Notes”) (CUSIP No. 86317QAB5) in order to receive the consent payment in connection with its previously announced tender offer and consent solicitation (the “Offer”), it had received tenders and consents from holders of $142,785,000 in aggregate principal amount of the Notes, representing approximately 98.55% of the total outstanding principal amount of the Notes.

The amount tendered constitutes a majority in principal amount of the outstanding Notes and thus represents a sufficient number of consents required to approve certain amendments to the indenture governing the Notes, which will eliminate substantially all of the restrictive covenants, certain conditions to defeasance and certain default contained in the indenture. All withdrawal rights of tendering holders of Notes terminated as of the Consent Time. Accordingly, tendering holders may no longer withdraw their Notes. The supplemental indenture effecting the proposed amendments, as described in the Offer to Purchase for Cash and Solicitation of Consents, to the indenture governing the Notes will be executed promptly, and the amendments to the indenture will become effective upon acceptance by the Company of the Notes tendered for purchase.

Subject to the conditions of the Offer and acceptance of Notes for purchase by the Company, holders who validly tendered and did not validly withdraw Notes prior to the Consent Time will receive a total purchase price for each $1,000 principal amount of Notes of $1,083.12, which includes a consent payment of $30.00 per $1,000 principal amount of Notes (assuming a payment date for such Notes of March 28, 2006). Holders of the tendered notes will receive the total purchase price promptly following acceptance of the Notes for purchase by the Company and receipt by the Company of funds described in the financing condition below, which is expected to be on or about March 28, 2006. Holders of such Notes also will receive accrued and unpaid interest on these Notes to but excluding this first payment date in connection with the Offer.

The tender offer remains open and is scheduled to expire at 5:00 p.m., New York City time, on April 5, 2006 (the “Expiration Time”), unless extended or earlier terminated. Subject to the conditions of the Offer and acceptance of Notes for purchase by the Company, holders who validly tender and do not validly withdraw Notes after the Consent Time but at or prior to the Expiration Time will receive a purchase price for each $1,000 principal amount of Notes equivalent to the total purchase price minus a consent payment of $30.00, or $1,053.12 (assuming a first payment date of March 28, 2006). Holders of such Notes will also receive accrued and unpaid interest on these Notes to but excluding the final payment date in connection with the Offer, which is expected to be on or about April 6, 2006. If the amendments effected by the supplemental indenture become effective, any Notes not tendered and purchased pursuant to the tender offer will remain outstanding and the holders thereof will be bound by the amendments even though they have not consented to the amendments.

The tender offer and consent solicitation remain subject to, among other things, the satisfaction of certain conditions including: (1) the receipt by the Company of funds sufficient to pay the consideration, costs and expenses for the tender offer and consent solicitation from the incurrence of new indebtedness on terms and conditions satisfactory to the Company and (2) certain other customary conditions.

The Notes are being tendered pursuant to the Offer to Purchase for Cash and Solicitation of Consents dated March 8, 2006, and the related Letter of Transmittal and related materials, which more fully set forth the terms and conditions of the cash tender offer to purchase any and all of the outstanding principal amount of the Notes as well as the consent solicitation. Copies of these documents and any press releases of the Company that supersede the terms of these documents may be obtained from D.F. King & Co., Inc., the information agent and tender agent for the tender offer and consent solicitation, at (800) 290-6426 (US toll free) and (212) 269-5550 (collect).

The Company has engaged Goldman, Sachs & Co. to act as the exclusive dealer manager in connection with the tender offer and consent solicitation. Questions regarding the tender offer or consent solicitation may be directed to Goldman, Sachs & Co., Credit Liability Management Group, at (800) 828-3182 (US toll-free) and (212) 357-7867 (collect).

This press release is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any securities. The tender offer and consent solicitation are being made solely pursuant to: (1) the Offer to Purchase for Cash and Solicitation of Consents, dated March 8, 2006, (2) the related Letter of Transmittal and related materials and (3) the press releases issued by the Company prior to the date hereof.

About Stratus Technologies

Stratus Technologies is a global solutions provider focused exclusively on helping its customers achieve and sustain the availability of information systems that support their critical business processes. Based upon its 25 years of expertise in server and services technology for continuous availability, the Company is a trusted solutions provider to customers in telecommunications, financial services, banking, manufacturing, life sciences, public safety, transportation & logistics, and other industries.

Forward-Looking Statements: This press release may contain forward-looking statements. You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements.

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.
(Registrant)

Date: March 22, 2006	By:	/s/ Graham David McGregor-Smith
Name: Graham David McGregor-Smith Title: Manager